SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Clarification Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 5, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Clarification Announcement

The Company and all the members of the Board of Directors warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1. The rumours in brief

On 3 July 2012, the 21st Century Business Herald (21世紀經濟報道) published an article by He Qing, entitled “Fu Chengyu’s new reorganization policy on track; Sinopec sets to push forward “S shares” share reform” (《傅成玉重組新政軌跡 中石化攻堅「S股」股改》). The article said: an informed party close to Sinopec revealed that “preparations are already underway for the share reform program, and major shareholders of tradable shares have been briefed. Sinopec hopes to complete the share reform this year.” The article was reproduced by Sina and other financial media on 4 July.

2. The clarification announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) has made an enquiry with its controlling shareholder China Petroleum & Chemical Corporation (“Sinopec”) about the relevant reports, and was informed that Sinopec has not yet set any specific plan or timetable for the share reform of SPC.

The Company had published “Announcement Regarding Risk Alert on the Progress of the Company’s Share Reform” (the “Announcement”), an Overseas Regulatory Announcement issued on 15 June 2012. The Announcement said the Company “cannot disclose the share reform plan within the coming one month”, and that “at present, the Company has not yet entered into any share reform sponsor contract with any sponsor”. Up to now, the Company has not received any proposal or timetable for the share reform from Sinopec.

The Company states once again that at present, the number of shares held by the shareholders of non-tradable shares of the Company under the share reform proposal has not reached the two-thirds limit as stipulated in the Measures Governing the Split-share Reform of Listed Companies, and that the Company has not yet entered into any share reform sponsor contract with any sponsor.

The Company wishes to reiterate that China Securities Journal, Shanghai Securities News, the Hong Kong Stock Exchange website and the Shanghai Stock Exchange website are the designated channels for the disclosure of the Company’s information. Any information released by the Company will be contained in the announcements published in the above designated newspapers and websites. The Company reminds general investors to make investments in a rational manner, and be cautious about the risks involved.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 4 July 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

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